Exhibit 99.1

9 August 2022

BURFORD CAPITAL APPOINTS DR. RUKIA BARUTI AS AN INDEPENDENT NON-EXECUTIVE DIRECTOR

Burford Capital Limited, the leading global finance and asset management firm focused on law, is pleased to announce the appointment of Dr. Rukia Baruti as an independent non-executive director.

Dr. Baruti is the Secretary General of the African Arbitration Association and an experienced independent arbitrator. She is admitted as a solicitor in England and Wales and previously practiced commercial and arbitration law in London. She is also the founder of Africa International Legal Awareness, a non-profit organization dedicated to advancing African involvement in the international legal community, and a co-founder of the African Arbitration Association, a non-profit organization dedicated to promoting African arbitration practitioners. Dr. Baruti holds a bachelor’s degree in law (first class) from Birkbeck College, University of London, a Master’s degree from the University of Westminster, and a doctorate (cum laude) from the University of Geneva.

Dr. Baruti, 53, brings a valuable perspective to Burford’s business as an arbitration expert with deep international experience. She will also serve as a member of its nominating and governance committee.  She is Burford’s fifth new non-executive director since 2020, and her appointment completes the refresh of Burford’s board of directors ahead of schedule.

Burford previously announced a plan to achieve by its 2023 annual general meeting a board of directors with a majority of independent directors as defined by the UK Corporate Governance Code (to which Burford is not subject). Burford delivered an independent board of directors in line with the Code one full year ahead of schedule in May 2022 with the appointment of Christopher Halmy as an independent non-executive director. Dr. Baruti’s appointment adds still more independent oversight to the Board.

Dr. Baruti’s appointment also furthers Burford’s plan to improve the diversity of its board of directors. Burford has stated that at least 30% of the board of directors should comprise female members as soon as reasonably possible; following the retirements of Mr. Parkinson at the 2023 annual general meeting and Mr. Wilson at the 2024 annual general meeting, Burford will exceed that goal.

Other required disclosures

Dr. Baruti’s full name is Dr. Rukia Baruti Dames. Save as disclosed below in relation to current and past directorships, Burford confirms that there are no further disclosures to be made in relation to Rule 17 of paragraph (g) of Schedule Two of the AIM Rules for Companies in respect of Dr. Baruti’s appointment.

Current directorships/partnerships:	African Arbitration Association
Directorships/partnerships in the past five years:	Africa International Legal Awareness Ltd

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, DC, Singapore, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with, or furnish to, the US Securities and Exchange Commission (the “SEC”), other information sent to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that our actual results of operations, including our financial position and liquidity, and the development of the industry in which we operate may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 29, 2022, our interim report on Form 6-K filed with the SEC on August 9, 2022 and other reports or documents that we file with, or furnish to, the US Securities and Exchange Commission from time to time. In addition, even if our results of operations, including our financial position and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.